UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery PLC Announces Successful Pricing of €500,000,000 of Senior Secured Notes Due 2032

On September 9, 2026, Brightstar Lottery PLC (NYSE: BRSL) (the “Company”) announced the successful pricing of €500,000,000 4.875% Senior Secured Notes due 2032 (the “Notes”) to be issued by the Company and to be guaranteed on a senior basis by certain of the Company's wholly owned subsidiaries. The Notes were priced at 99.360% of their nominal amount. Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

Settlement of the Notes is subject to customary market and other closing conditions and is expected to occur on September 17, 2026.

The Company intends to use the gross proceeds from the sale of the Notes (i) to pay the purchase price for the Regulation S interests in its outstanding 2.375% Senior Secured Notes due 2028 pursuant to the tender offer announced by the Company on September 8, 2026 and accrued and unpaid interest thereon, (ii) to repay utilizations under its senior revolving credit facilities and (iii) to pay fees and expenses incurred in connection with the offering and sale of the Notes and the tender offer.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith and incorporated by reference herein.

Exhibit Number	Description

99.1	News Release “Brightstar Lottery PLC Announces Successful Pricing of €500,000,000 of Senior Secured Notes Due 2032” dated September 9, 2026.

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “Brightstar Lottery PLC Announces Successful Pricing of €500,000,000 of Senior Secured Notes Due 2032” dated September 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

4